Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

July 15, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Michael Killoy

Re:	Fundrise East Coast Opportunistic REIT, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed July 15, 2020

File No. 024-11212

Dear Mr. Killoy:

We filed the above-referenced Offering Statement on Form 1-A on July 15, 2020. Pursuant to Rule 252(e) under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on July 15, 2020 at 4:30 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.